

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 22, 2013

Via E-mail
Henry Fong
President
Greenfield Farms Food, Inc.
2840 Highway 95 Alt. S, Suite 7
Silver Springs, NV 89429

> **Re: Greenfield Farms Food, Inc.**
> **Preliminary Information Statement on Schedule 14C (Revised)**
> **Filed August 15, 2013**
> **File No. 000-54364**

Dear Mr. Fong:

We have reviewed your response to the comment in our letter dated August 1, 2013 and have the following additional comments. All page numbers below correspond to the marked version of your filing.

The Reverse Split, page 2

1. Please refer to the third paragraph. We note that you have issued an aggregate of $218,000 of convertible notes from June 2012 through June 2013. Please revise to disclose how the net proceeds from these issuances have been or are to be used. Refer to Item 11(c)(2) of Schedule 14A.

2. Please refer to the fifth paragraph. We note that you have issued 96,623 shares of Series A Convertible Preferred Stock and 44,000 shares of Series B Convertible Preferred Stock. Please revise to describe briefly the transactions pursuant to which these securities were issued, the nature and amount of consideration received and how the net proceeds from these issuances have been or are to be used. Refer to Item 11(c) of Schedule 14A.

Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3469 with any questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: Via E-mail
        Aaron Grunfeld, Esq.